UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 22)

Bandag, Incorporated
(Name of Issuer)
Common Stock
(Title of Class of Securities)
059815-100
(CUSIP Number)
Jay O. Rothman Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, Wisconsin 53202 (414)271-2400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 5, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 059815-100	13D	Page 2 of 9 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martin G. Carver
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS * Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES	7	SOLE VOTING POWER 583,139 (See Item 5)
BENEFICIALLY OWNED	8	SHARED VOTING POWER 2,615,685 (See Item 5)
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 583,139 (See Item 5)
PERSON WITH:	10	SHARED DISPOSITIVE POWER 2,615,685 (See Item 5)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,198,824 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.4% (See Item 5)
14		TYPE OF REPORTING PERSON * IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 059815-100	13D	Page 3 of 9 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roy J. Carver, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS * Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES	7	SOLE VOTING POWER 400,732 (See Item 5)
BENEFICIALLY OWNED	8	SHARED VOTING POWER 2,615,685 (See Item 5)
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 400,732 (See Item 5)
PERSON WITH:	10	SHARED DISPOSITIVE POWER 2,615,685 (See Item 5)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,016,417 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.9% (See Item 5)
14		TYPE OF REPORTING PERSON * IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 059815-100	13D	Page 4 of 9 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carver Management Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS * Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 2,615,685 (See Item 5)
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 2,615,685 (See Item 5)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,615,685 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.8% (See Item 5)
14		TYPE OF REPORTING PERSON * OO (LLC)

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 059815-100	13D	Page 5 of 9 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carver Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS * Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 2,615,685 (See Item 5)
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 2,615,685 (See Item 5)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,615,685 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.8% (See Item 5)
14		TYPE OF REPORTING PERSON * PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 059815-100	13D	Page 6 of 9 Pages

Item 1.	Security and Issuer.

        This Amendment No. 22 to Schedule 13D relates to shares of Common Stock, par value $1.00 per share (the “Common Stock”), of Bandag, Incorporated, an Iowa corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2905 North Highway 61, Muscatine, Iowa 52761.

Item 4.	Purpose of Transaction.

        On December 5, 2006, the Issuer entered into a merger agreement (the “Merger Agreement”) with Bridgestone Americas Holding, Inc., a Nevada corporation (“Bridgestone”), and Grip Acquisition Corporation, an Iowa corporation and wholly-owned subsidiary of Bridgestone (“Grip”), providing for a merger of Grip with and into the Issuer (the “Merger”). In the Merger, the Issuer will become a wholly owned subsidiary of Bridgestone. In the Merger, the directors of Grip will become the directors of the surviving corporation and the officers of the Issuer will become the officers of the surviving corporation; and the restated articles of incorporation, as amended, and bylaws of the Issuer will become the articles of incorporation and bylaws of the surviving corporation.

        Also on December 5, 2006, Grip entered into Voting Agreements (the “Voting Agreements”) with Martin G. Carver, Roy J. Carver, Jr. and Carver Partners LP (the “Shareholders”) pursuant to which, among other things, the Shareholders agreed to vote the 2,643,648 shares of Common Stock, the 4,029,659 shares of Class A Common Stock, par value $1.00 per share (the “Class A Common Stock”), and the 902,829 shares of Class B Common Stock, par value $1.00 per share (the “Class B Common Stock”), such Shareholders beneficially owns, as well as any shares for which they hereafter acquire beneficial ownership, in favor of the Merger Agreement and the transactions contemplated thereby at the meeting of the shareholders of the Issuer to be called in connection with the Merger Agreement. As a result of the Voting Agreements, Grip may be deemed to share voting power over the Common Stock beneficially owned by the Shareholders.

        At the effective time of the Merger, upon the terms and subject to the conditions of the Merger Agreement, each share of Common Stock, Class A Common Stock and Class B Common Stock will be converted into the right to receive $50.75 per share in cash. Also, the Common Stock and Class A Common Stock will be delisted from the New York Stock Exchange and the Chicago Stock Exchange and will be deregistered under the federal securities laws (the Class B Common Stock is not traded on an exchange, nor is it registered under the federal securities laws).

        The foregoing summaries of the Merger Agreement and the Voting Agreements are qualified in their entirety by reference to such agreements, copies of which are attached as exhibits to this amended Schedule 13D (by incorporation by reference to exhibits in other filings) and are incorporated into this amended Schedule 13D by reference.

Item 5.	Interest in Securities of the Issuer.

        To the best of the reporting parties’ knowledge and based on information obtained from the Issuer, the aggregate number of shares of Common Stock of the Issuer outstanding on November 30, 2006 was 9,069,444 shares and the aggregate number of shares of Class B Common Stock outstanding on November 30, 2006 was 916,910 shares.

        Each share of Class B Common Stock is entitled to ten votes and is convertible at the option of the holder into one share of Common Stock, which is entitled to one vote. Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, each reporting party is deemed to have beneficial ownership of the shares of Common Stock which may be acquired upon conversion of the Class B Common Stock such reporting party owns (if any). The beneficial ownership percentages set forth in this Schedule 13D for each reporting party are calculated in accordance with the provisions of Rule 13d-3 and are based upon 9,069,444 shares of Common Stock outstanding plus such number of shares of Common Stock which may be issued to such reporting party upon conversion of that reporting party’s Class B Common Stock (if any).

CUSIP No. 059815-100	13D	Page 7 of 9 Pages

(a)-(b):

            (1)        Carver Partners LP, a Delaware limited partnership, is the direct beneficial owner of 2,615,685 shares of Common Stock, representing 28.8% of the issued and outstanding shares of Common Stock and 14.3% of the Issuer’s total voting power.

            (2)        By virtue of its position as the sole general partner of Carver Partners LP, Carver Management Company LLC, a Delaware limited liability company, may be deemed to beneficially own the 2,615,685 shares of Common Stock, representing 28.8% of the issued and outstanding shares of Common Stock and 14.3% of the Issuer’s total voting power, held by Carver Partners LP.

            (3)        Martin G. Carver beneficially owns an aggregate of 3,198,824 shares of Common Stock, which represents 33.4% of the issued and outstanding shares of Common Stock. Included in this total are:

(i) 583,139 shares of Common Stock, including 502,622 shares of Common Stock issuable upon conversion of 502,622 shares of Class B Common Stock, over which he possesses sole voting and investment power; and

(ii) 2,615,685 shares of Common Stock held by Carver Partners LP, over which he shares voting and investment power by virtue of his position as one of the two managers of Carver Management Company LLC, which is the sole general partner of Carver Partners LP.

                The shares of Common Stock and Class B Common Stock described in sentence (i) above give Martin G. Carver 28% of the Issuer’s total voting power.

                The shares of Common Stock described in sentence (ii) above give Martin G. Carver, when acting together with Roy J. Carver, Jr., 14.3% of the Issuer’s total voting power.

            (4)        Roy J. Carver, Jr. beneficially owns an aggregate of 3,016,417 shares of Common Stock, which represents 31.9% of the issued and outstanding shares of Common Stock. Included in this total are:

(i) 400,732 shares of Common Stock issuable upon conversion of 400,732 shares of Class B Common Stock, over which he possesses sole voting and investment power; and

(ii) 2,615,685 shares of Common Stock held by Carver Partners LP, over which he shares voting and investment power by virtue of his position as one of the two managers of Carver Management Company LLC, which is the sole general partner of Carver Partners LP.

                The shares of Class B Common Stock described in sentence (i) above give Roy J. Carver, Jr. 22% of the Issuer’s total voting power.

                The shares of Common Stock described in sentence (ii) above give Roy J. Carver, Jr., when acting together with Martin G. Carver, 14.3% of the Issuer’s total voting power.

(c)	Except as reported above, the reporting parties have not effected any transactions in the Issuer’s securities during the past sixty days.

CUSIP No. 059815-100	13D	Page 8 of 9 Pages

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Other than as described in this Schedule 13D, as amended, none of the reporting parties is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1	Agreement to File Schedule 13D Jointly. (Previously filed as Exhibit 1 to Amendment No. 20 to the Reporting Parties’ Schedule 13D)

2	Agreement and Plan of Merger, dated December 5, 2006, by and among Bandag, Incorporated, Grip Acquisition Corporation and Bridgestone Americas Holding, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on 8-K dated December 5, 2006, filed by Bandag, Incorporated with the Securities and Exchange Commission on December 6, 2006).

3	Voting Agreement, dated December 5, 2006, by and between Martin G. Carver and Grip Acquisition Corporation (incorporated by reference to Exhibit 10.1 to the Current Report on 8-K dated December 5, 2006, filed by Bandag, Incorporated the Securities and Exchange Commission on December 6, 2006).

4	Voting Agreement, dated December 5, 2006, by and between Roy J. Carver, Jr. and Grip Acquisition Corporation (incorporated by reference to Exhibit 10.2 to the Current Report on 8-K dated December 5, 2006, filed by Bandag, Incorporated the Securities and Exchange Commission on December 6, 2006).

5	Voting Agreement, dated December 5, 2006, by and between Carver Partners LP and Grip Acquisition Corporation (incorporated by reference to Exhibit 10.3 to the Current Report on 8-K dated December 5, 2006, filed by Bandag, Incorporated the Securities and Exchange Commission on December 6, 2006).

CUSIP No. 059815-100	13D	Page 9 of 9 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 12, 2006

CARVER PARTNERS LP
By: Carver Management Company LLC, as its General Partner
By: /s/ Martin G. Carver
Martin G. Carver, Manager
By: /s/ Roy J. Carver, Jr.
Roy J. Carver, Jr., Manager
CARVER MANAGEMENT COMPANY LLC
By: /s/ Martin G. Carver
Martin G. Carver, Manager
By: /s/ Roy J. Carver, Jr.
Roy J. Carver, Jr., Manager
/s/ Martin G. Carver
Martin G. Carver
/s/ Roy J. Carver, Jr.
Roy J. Carver, Jr.